RIDING PHAT





COMING WINTER 2020 TO CRACKLE TV/SONY ENTERTAINMENT

Riding Phat is the next big enthusiast reality show featuring the brands, celebrities, and lifestyle that has made Phat Scooters® a viral sensation. Phat is the envy of luxury brands with top tier athletes, Hollywood royalty, professional sports teams, and premium brands lining up to buy the product. Many A-listers have 6 or more Phat Scooters at their homes and offices - each customized to perfectly reflect their personal brand.

Based in Arizona, the show follows the challenges the Phat Scooters® team faces as they continue their meteoric growth and the entrepreneurial challenges of long hours, cash crunches, and an insane insistence on quality and innovation to deliver one of a kind scooters for high-end clients.

Confirmed guest appearances by The Murray Brothers, Michael Waltrip, Terrell Owens, and other NFL, PGA, and MLB stars.



Crackle audience

- Exclusive to Crackle Streaming Service (10+ m viewers per month)
- After six months then the show will enter distribution through Sony Picture Television for a total of five years
- 60% of ad revenue will be paid to Phat Scooters



SIZZLE REEL

Watch here:

https://www.youtube.com/watch?v=6iIrS9dxSvc



PATRNERSHIPS

See what a revenue generating partnership looks like:

https://www.youtube.com/watch?v=KRItZqvo04E&t



EXPERIENCE LIFE AT PHAT

Weekly golf outing:

https://www.youtube.com/watch?v=sK360dlXCUM&t



DEAL TERMS

6 Episode Deal for Season 1

Exclusive to Crackle/Chicken Soup for the Soul
Entertainment & Sony Picture Television

Crackle audience

Unique Visitors to the platform: 10-11m per month

Total Reach: per comScore, 21-25m

Subscriber count as of March 2019 – 26M

Average 26 minutes streamed per session

Show will be exclusive to Crackle for 6-12 months then
will enter distribution through Chicken Soup for the Soul
Entertainment and Sony Picture Television for a total of
5 years



SEASON 2 AND BEYOND

Early indications based on product placement partnerships and target audience feedback as well as expert opinions from the network tell us that the show is likely to be a success.

We intentionally only signed a 6-episode deal with Crackle in an effort to improve our negotiating power when/if the show succeeds.

With the money we are raising we intend to move directly into a Season 2 once we wrap Season 1 assuming the show will succeed and we will have an even stronger position if we already have more episodes nearing completion.



REVENUE STREAM – AD REVENUE

Ad revenue – Crackle is a completely free ad supported streaming network. That runs typical commercial breaks throughout its programming. Our contract pays us 60% of the net ad revenue to the network. (Net is the gross minus 25% placement fees paid to agencies).

Similar shows are averaging millions of streams each month and depending upon the success of this show, we have the potential to generate significant revenues from ads.



REVENUE STREAM – DISTRIBUTION

After the exclusive period ends with Crackle. The distributor will begin placing the programing on other Over the Top streaming networks (Roku, Fubu, Sling, Hulu, Netflix etc.) we will retain our 60% split from distribution revenue.



REVENUE STREAM – PRODUCT PLACEMENT

Because we own the show and have control of the content – we can create the story lines and integrate partners into the show either directly through a scooter build, a partnership story or through product placement.

The first season, this is difficult to do as there is little data to support the reach of the show. But even so we have generated over $100k in product placement deals for Season 1 with major brands like Loctite, Rockford Fosgate, Versa Haul, Sic Cup, Tire Ject, and Blue Media and we have a number of other trade partners that are providing product or services like Dixxon Flannel, William Murray Golf and Casaamigos Tequila.

Ongoing seasons with a higher episode count and an known audience size will generate significant revenues.



REVENUE STREAM – MERCHANDISE

Other popular enthusiasts brand shows generate more than 80% of their revenues from merchandise. What we wear, use and promote on the show will be available for sale after the show.

We intend where possible to use a fulfillment house and on-demand printing to eliminate any overhead and have already been in negotiations on deals that pay us 35% of the revenue of all merchandise sold.



CASH NEEDS/USE OF PROCEEDS FOR $400K

Riding Phat, LLC, is raising $600k through a Reg CF offering expandable to $1.07M (fees associated with the Reg CF are 6.5% of the total raise.)

Costs to produce these first 6 episodes are estimated at $350k and we expect to spend $50k on advertising.

The additional funds received in this offering will be used toward future production, marketing and merchandise portal creation and initial merchandise inventory.



REVENUE FORECAST ESTIMATE



$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
0
$600,000
$4,345,000
$7,530,000
$8,880,000
$8,880,000
2020
2021
2022
2023
2024

Forward-Looking Statements
Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.
These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.
Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

FORECASTED NET PROFIT



$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
0
($73,658)
$1,328,486
$2,897,891
$3,815,213
$3,677,645
2020
2021
2022
2023
2024

Forward-Looking Statements
Certain information set forth in this presentation contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company’s business, projects, and joint ventures; (iv) execution of the Company’s vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company’s projects; (vi) completion of the Company’s projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company’s current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.
These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.
Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

TERMS

Riding Phat, LLC, is raising $600k (with the right to raise this to $1.07M through a Reg CF crowdfunding syndicate on Wefunder.

The valuation of the company is $2.5M pre-money and we hope that with success we will not need to raise additional funds in the future.



Forward-Looking Statements

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

RIDING PHAT